September 27, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: TICC Capital Corp. (the "Company")
Registration Statement on Form N-2
File Number 333-183605

Dear Mr. Boehm:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated August 29, 2012, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus Outside Front Cover Page

Disclose that the securities in which the Company invests will generally be considered below investment grade, which are also known as junk securities, and that most of the Company's debt investments will not fully amortize during their lifetime, which could result in a substantial amount of unpaid principal and interest due upon maturity.

Disclose the per share net asset value of the Company's common shares as of a recent date.

About This Prospectus

Expand the disclosure to make clear that the related prospectus supplement and "this prospectus" will together constitute the prospectus for an offering of the Company's securities.

Clarify in the last sentence that all of the material terms of any exhibits and the additional information described under the heading "Where You Can Find Additional Information" that should be read before you make an investment decision will nonetheless be summarized in the prospectus or applicable prospectus supplement.

Summary (page 1)

Provide an organizational chart showing the relationship among the various TICC entities described in the prospectus. Also include in the organizational chart the extent of the Company's ownership in its direct and indirect subsidiaries.

Overview (page 1)

Expand the last sentence of the fourth paragraph to indicate that securities of below investment grade quality are also known as junk securities and have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

In an appropriate place in the prospectus highlight the following matters that pertain to the Company's securitization transactions:

Disclose in plain English the salient characteristics of a securitization transaction and explain why the Company engaged in these transactions.

Disclose whether the Company will be sponsoring additional securitizations of the Company's assets. If it will, also disclose (1) how future securitizations will be structured and financed; (2) who will originate and earn loan origination fees on the loans that will be the subject of the securitizations; and (3) what loan underwriting standards will be used and who will establish such standards. Also include in the Company's fee table presentation all related fees and expenses that, on a consolidated basis, the Company will incur for any securitization it plans to sponsor during the next twelve months.

Disclose whether the existing securitization issuers could issue additional securities.

Also disclose whether any income and/or capital gain incentive fee will be earned in respect of the sale or contribution of the loans to Holdings or to the securitization issuers as a result of the securitization transactions. If either or both fees accrue as a result of the securitization transactions, disclose the conflict of interest this presents to TICC Management. Disclose how the Company's Board of Directors will monitor this conflict of interest.

Disclose whether TICC Management's activities pertaining to the securitizations, including when it acts as collateral manager to the securitization issuers, are covered by indemnification provisions. If so, your response letter should also identify the applicable contractual indemnification provisions.

Disclose who selected the loans that back the securities issued by the securitization issuers, and disclose the selection criteria used.

Disclose whether all of the securities issued in respect of the securitization transactions were issued pursuant to an exemption from registration under the Securities Act of 1933.

In your response letter, discuss the status under the 1940 Act of Holdings, the securitization issuers, and the Company's ownership of Holdings.

Fees and Expenses (page 12)

The fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example, should also be updated in accordance with current staff positions with the most current information available to the Company. In this regard, set forth in your response letter the reasons why the fee table in the August 15, 2012 prospectus supplement did not reflect the higher total annual expenses currently reflected in the Company's prospectus, which increase apparently resulted from the TICC CLO 2012-1 transaction which also closed in August 2012.

Delete the word "estimated" from the "Other expenses (estimated)" and "Total annual expenses (estimated)" line items.

The line item "offering expenses borne by us (as a percentage of offering price)" should instead be presented as "offering expenses borne by holders of our common stock (as a percentage of offering price)."

Expand footnote (4) to clarify whether the reference to "all of the assets of TICC" refers to TICC, together with all of its subsidiaries on a consolidated basis.

Expand footnote (6) to disclose the Company's plans to issue preferred stock during the next 12 months.

It appears from the disclosure contained in footnote (6) that the fee table presentation of total annual expenses would actually be substantially higher had the actual amount of the Company's outstanding borrowings and the effective annualized average interest rate expected to be incurred by the Company during the next 12 months been taken into account. In your response letter, identify the components of the calculation used to determine the "Interest payments on borrowed funds" presented in the fee table, and the appropriateness of the assumptions used in the calculation.

In footnote (7), identify what "investments in CLO equity tranches based on CLO equity investment held as of June 30, 2012" are included. In this regard, indicate whether the TICC CLO 2011 transaction is also included and why the TICC CLO 2012-1 transaction apparently is not.

It appears that, based on the various assumptions made and limitations imposed, as described in footnote (7), when calculating the Company's "Acquired fund fees and expenses" the amount presented the fee table may be potentially substantially understated. In your response letter, please explain the appropriateness of the Company's presentation of "Acquired fund fees and expenses."

Risk Factors (page 17)

We note that the wide array of securities the Company may issue makes the Company's risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities' potential leverage and potentially dilutive effect, highlight in your response letter how the Company will convey a fair and accurate representation of these risks in the prospectus and prospectus supplements. Also, the risk profile and expense ratio attributable to common shares can change materially as different securities are issued. In your response letter, highlight how the Company will convey the anticipated material changes in the applicable prospectus supplement where, for example, the Company makes an offering of its common stock as the first takedown from this shelf offering.

We are permitted to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us. (page 22)

Expand the disclosure to clarify how a securitization transaction constitutes leverage of the Company for purposes of the 1940 Act.

We may be required to assume liabilities of the 2011 Securitization Issuer, and we may incur liability to the 2012 Securitization Issuer. (page 26)

Expand the disclosure to address the heightened level of the risks described in light of the apparent consolidation for financial accounting and tax accounting purposes of the Company with the securitization issuers and related entities.

Provide a plain English discussion highlighting how the securitization transactions transformed the Company's direct ownership position, risk profile, rights and liabilities in respect of portfolio loans on a pre-securitization basis versus its post-securitization indirect ownership position, risk profile, rights and liabilities of those portfolio loans. The discussion should also briefly compare the Company's ability before and after the securitizations to enforce, directly or indirectly, payment obligations and loan covenants of the portfolio loans that were sold or contributed pursuant to the master loan sale agreement.

Price Range of Common Stock and Distributions (page 42)

Change the fourth and fifth column headings in the table to "Premium or (Discount) of High Sales Price to NAV' and "Premium or (Discount) of Low Sales Price to NAV," respectively.

In your response letter, please confirm that none of the distributions to the Company's shareholders represented a return of capital.

Management Discussion and Analysis (page 44)

Expand the disclosure contained in the sixth paragraph of the Overview section to address the substantial increase in PIK deferred income "earned" by the Company and also highlight the risks presented as a result of PIK deferred income.

Borrowings (page 69)

The fifth paragraph indicates that, although the Company is entitled to a deferred fee for its services as collateral manager, "the deferred fee is eliminated in consolidation." Briefly highlight how the deferred fee is eliminated as a result of the current ownership structure of the securitization vehicles. In this regard, we note from the compensation provisions of each of the Collateral Management Agreements for the 2011 and 2012 securitization transactions that, under certain other circumstances and ownership structures, a Senior Collateral Management Fee, a Subordinated Collateral Management Fee and an Incentive Collateral Management Fee are all payable to the Company, as Collateral Manager. Disclose whether under all circumstances all such fees will be paid directly to the Company.

Management Fee (page 114)

Define "gross assets."

Highlight the extent to which any management fees are paid on securitization-related assets and on any income, fees or gains on securitizations.

Clarify that any fee paid on accrued income in respect of original issue discount, PIK interest and zero coupon securities is not returned to the Company where such accrued income is not ultimately received by the Company in cash.

Description of Our Capital Stock (page 134)

Expand the disclosure, as necessary, to ensure that the material provisions of the Maryland General Corporation Law and the Company's charter and bylaws have been included in this section of the prospectus and also include a statement to that effect in the first paragraph.

Description of Our Subscription Rights (page 141)

Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to voting and to NAV, in the case of rights offerings below NAV, and the potential impact of market overhang on the price of the Company's common stock. *See generally* Investment Company Act Release No. 9932 (Sept. 15, 1977).

Disclose, if true, that the Company's common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Company's common stockholders exercise any subscription rights.

Description of Our Warrants (page 142)

Clarify the significance of the reference in the last paragraph to "Solar Capital."

Description of Debt Securities (page 143)

Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been included in this section of the prospectus and also include a statement to that effect in the third paragraph.

Disclose that any person from whom the Company borrows will not, in their capacity as either lender or debt holder, have either a veto power or a vote in approving or changing any of the Company's operating policies or investment strategies.

Highlight the extent, and consequent effect, of any structural subordination resulting from the Company's capital structure.

Covenant Defeasance (page 152)

Reconcile the apparent inconsistency in the disclosure contained in the first and last sentences of the last paragraph.

Full Defeasance (page 152)

Specifically identify to what "change in U.S. federal tax law, as described below" the disclosure is referring.

Expand the last sentence of the last paragraph to clarify the impact of being released from the referenced subordination provisions.

Description of Our Units (page 156)

Expand the last paragraph to clarify that the material terms of "the units and any applicable underlying security or pledge or depositary arrangements" or any other "applicable agreements" will nonetheless be described in "this prospectus and in any prospectus supplement."

Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the 1940 Act; 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

Moreover, disclose 1) how the Company benefits by issuing units; 2) how this benefit differs from the Company issuing the individual unit components; and 3) whether this benefit to the Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Could the offering of units indirectly result in the Company selling shares of its common stock at a price below net asset value? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Company's common stock at a price below net asset value by lowering the price of the other securities included in the unit.

Plan of Distribution (page 157)

Expand the disclosure to indicate the extent to which the Company's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Clarify that any offering of securities by the Company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement (including those pertaining to any securitization transaction) that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Financial Statements

In your response letter, discuss the Company's plans to update all applicable financial statements and other material information, as well as its auditor's consent, for any takedown of securities offered from this shelf registration statement.

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

It appears that, in addition to the trust indenture that will be used with its proposed debt offerings, the Company should file in a pre-effective amendment, as an exhibit to the registration statement, the Statement of Eligibility of Trustee on Form T-1. As an alternative to filing the Form T-1 in a pre-effective amendment, include the following undertaking under Item 34 of Part C if the Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

> The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

It appears that the Company should file, as an exhibit to the registration statement, the form of statement of preferences that the Company anticipates entering into in respect of its issuance of preferred stock.

Please file as an exhibit to your next pre-effective amendment an opinion, and related consent, of counsel regarding the legality or the binding obligation, as applicable, pertaining to each category of security being registered. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board of Directors, it may be necessary for the Company to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement. *See generally* SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (October 14, 2011).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel